Exhibit 21.1
Construction Partners, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation
C.W. Roberts Contracting, Inc.	Florida
Everett Dykes Grassing Co., Inc.	Georgia
FSC II, LLC*	North Carolina
The Scruggs Company	Georgia
Wiregrass Construction Company, Inc.	Alabama
*FSC II, LLC conducts business under the trade names “Fred Smith Company” and “Rose Brothers Paving Company.”